Exhibit 99.1

NASDAQ: MDGS Corporate Presentation December 2021

Forward Looking Statements This presentation may contain statements about Medigus Ltd . and its subsidiaries (the “Company”) that are “Forward - Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Company’s management and its knowledge of the relevant market, including but not limited to statements regarding anticipated development and commercialization activities and market opportunities . The Company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward - looking statements contain these identifying words . These forward - looking statements represent the Company’s expectations or beliefs concerning future events, and it is possible that the events described in this presentation will not be achieved, due to, inter alia, the spread of COVID - 19 as well as the restriction s deriving therefrom . By their nature, Forward - Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Company’s activity to differ significantly from the content and implications of such statements . Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission . Forward - Looking Statements are pertinent only as of the date on which they are made, and the Company undertakes no obligation to update or revise any Forward - Looking Statements, whether as a result of new information, future developments or otherwise . Neither the Company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Company securities . Nothing in this presentation should be deemed to be medical or other advice of any kind .

Investment Highlights NASDAQ: MDGS Medigus Ltd. is a technology - based company engaged in advancing innovative solutions for large - scale market applications. Our company is focused on capturing early stage companies or technology opportunities and turning them in multi million dollar value assets in minimum time and resources.

Our Strengths Designed for maximum flexibility, allowing the Company to develop, commercialize, and support a broad array of new technologies with high growth potential. Focused Strategy on High - End Technology Our Company is focused on partnering and cooperating with start - up / early stage companies from broad array of technologies. Highly Experienced Management Management and BOD with deep and extensive experience in structuring deals. Highly innovative technologies along side growing revenue stream Fast and Agile

The Medigus Magic partnering with early stage, high - end technology companies (usually from our local Israeli start - up hub) Leveraging our management extensive expertise and networking. Expose it to new markets, experts and end users. Ste p 1 Step 2 Step 3 Breeding a conceptual technology into a real, existing company. Company is trading in multi million valuation, brining value to its shareholders and Medigus’ We’ve done it many times before with various technologies. We will continue doing it further. This is what makes us unique. We are Medigus.

How We Do It? ScoutCam Case Study Scoutcam’s IP was fully owned by Medigus In January 2020 - Medigus completed a deal to merge Scoutcam to a listed company on OTC market - becoming a public company With the help of Medigus, Scoutcam raised $ 3 . 5 million along with the OTC listing In February 2021 , Leading Life Science and Pharmaceutical Entrepreneur Mori Arkin invested $ 2 million in ScoutCam and joined its Board of Directors . Mr Arkin founded Arkin Holdings, which owns a healthcare portfolio of $ 1 billion through four investment arms, with holdings in some 20 Israeli companies developing pharmaceutical drugs and medical equipment, such as UroGen Pharma (Nasdaq : URGN), Keros Therapeutics (Nasdaq : KROS) and Novolog (TASE : NVLG) In March 2021 ScoutCam secured a private placement of $20 million from institutional investors ScoutCam’s current valuation ~$57 million, Medigus holds 27.02% (OTCQB: SCTC)

Finance Market cap ~$ 27M ~$ 2 Re v . e n 4 ues M for H1 2021 ~$ 7 Net . in c 9 om e M for H1 2021 ~$ 29.6M Cash & cash equivalents for H1 2021 ~$ 53.9M Shareholders' equity for H1 2021

Online Technologies Healthcare The Main Market Segments 27.02%, TAM: $16B 37.03%, TAM: $19.5B Medigus % of holding as of December 13th, 2021 We Invest In EV & Micro Mobility 100%, TAM: $827M 19.9%, TAM: $108B Rev: $2.6M, 50.03%, TAM: $356B Rev: $40M, 34.58%, TAM: $345B TAM: $10.7B Rev: $1.3M, 47.69%, TAM: $15.7B

Healthcare The Main Market Segments We’re Operating at 27.02%, TAM: $16B EV & Micro Mobility 100%, TAM: $827M 19.9%, TAM: $108B Online Technologies Rev: $40M, 34.58%, TAM: $345B Rev: $2.6M, 50.03%, TAM: $356B TAM: $10.7B Rev: $1.3M, 47.69%, TAM: $15.7B 37.03%, TAM: $19.5B Medigus % of holding as of December 13th, 2021

TASE: GIX.TA

MEDIGUS

Performance-Based-Marketing

- Gix Group (TASE:GIX) is a global leader in MarTech (Marketing Technology) solutions, mainly for online performance-based-marketing, that maximizes exposure, increases impact and drives profits from target audiences, operate through its subsidiary Linkury
- In March 2021, Gix's BOD established a committee to identify new opportunities and activities to merge with Gix. If a new activity is found and leads to a binding agreement and a merger, Gix Internet will examine the possibility of taking Linkury public and/or distributing its shares as a dividend to Gix's shareholders


93%

Facts & Figures

34.58%	~$3M	12M	100+	~$40M
Medigus' holdings	EBITDA	Worldwide users	Products	Revenues in 2020

Cortex Media Group Gix Internet’s subsidiary, Gix Media completed the acquisition of 70 % of Cortex Group, an innovative media - tech company that has developed expertise in turning original content into a profit center through user traffic acquisition . The acquisition was based on a Cortex pre - money valuation of approximately $15.6 million (NIS 50 million), out of which Gix Media’s 70% stake constituting approximately $ 11 million (NIS 35 million). H1 2021 Increase %* Revenues $13.5M 53% Operating profit $1.3M 121% Q3 2021 Revenues $12.5M Operating profit $1.4M Increase %* 92% 44% * Compared to H1 2020 * Compared to H1 2020

e - Commerce

Amazon Marketplace Market Gap and Opportunity E - Commerce market had a break out year in 2020, inter alia, due to the Covid - 19 pandemic accelerating on - line shopping and spending, resulting in increased revenues on a global level Amazon is the largest retailer now in the US, suppressing Wallmart. *Source: 2020 ecommerce statistics ** Source: 10 Amazon Statistics You Need to Know in 2020 $4.5 trillion projected e - commerce market value (2020)* Amazon owns** 45% of U.S. e - commerce Market 3 MM 2 B active stores (2019)* buyers (2019)* 150. 6 MM mobile users (Sep 2019)** 2 . 5 MM sellers** 4000 items sold per minute**

Jeff’s Brands: 50.03% 6 $2.16M Medigus' holdings Brands Turnover in 2020 Data - Driven E - commerce Jeff’s Brands Ltd . , and its subsidiaries Smart Repair Pro, Purex and Top Rank, is a fast - growing consumer products goods (CPG) company, operating primarily on Amazon . com Jeff’s Brands leverage proprietary artificial intelligence (AI) and machine learning to analyze sales data and patterns within the multi - billion - dollar Amazon marketplace to identify stores, niches and products with demonstrated growth potential to maximize sales within their Fulfillment By Amazon (FBA) shops . Smart Repair has approved for operation in Germany, UK, France, Spain, Italy and Australia in short order Facts & Figures

Success Story #1 Knife Sharpening Stone April 2019 Date of Acquisition REVENUE $0.5M (12 - months Pre - Acquisition) PROFIT $0.2M PROFIT $0.4M REVENUE $1.1M (12 - months Post - Acquisition) May 2018 May 2019 May 2020 + N w 1 P r o 1 d u c t D e v e l o p m e n t Inventory Bu ild - Up Word Wide Logistic & Production relations April 2019

Non - Fungible Token

What’s the Market Gap / Opportunity? The first digital “Mona Lisa” In the physical world, even if many forgeries of the Mona Lisa exist, only the authenticated original retains the true value . The same concept applies for a digital collectible . The copying/duplication of the actual work does not necessarily have a negative impact on the value of the original . If anything, the additional visibility that the copying/duplication brings will go toward increasing its value . People can go on to right - click and save the file, but it won’t mean they truly own the item . The Forever Rose - Kevin Abosch, digital art, work sold for $ 1 million in cryptocurrency . of collectibles is digital | TechCrunch 31 . 03 . 2020 The Forever Rose Kevin Abosch, digital art, work sold for $1 million in cryptocurrency.

Medigus entered NFT Space with a first investment in Blockchain company Safee . Safee’s social network allows creators and collectors to easily create, own, engage, control and trade digital goods . Safee’s mission is to expand the reach of NFTs to mass market buyers and creators, digital artists, illustrators, photographers, musicians, regular consumer digital content creators and more . $ 5 M Joint Venture Medigus signed a non - binding MOU with Safee, for a joint venture to trade and monetize NFTs and other digital assets . The JV will use Safee’s knowledge and platform to identify opportunities in the NFT field, and to buy, hold and monetize NFTs . Medigus will help fund the collaborative enterprise with a loan of up to $ 5 million for the purchase of NFTs and other digital assets NFT - Safee and Joint Venture

Online Event Platform

Eventer Overview Eventer is a smart ticketing platform, enabling producers and venues to create events, manage ticket operations and boost ticket sales, all in one efficient and cost - effective platform. Eventer and Screenz' Cross Media Ltd . Eventer entered the multi - billion virtual conference market by signing an exclusive licensing agreement to adopt Screenz Cross Media Ltd . technology for virtual conferences . Screenz is a virtual entertainment and events technology company whose customer base includes Reliance Industries (a Fortune 500 company and the largest private - sector corporation in India), Fox, ABC, Disney, Univision and Viacom . Facts & Figures 47.69% $ 2.4M Medigus' holdings Tickets sold 2018 - 2021 $ 600K 1.7M In commissions Producers & artists

The Main Market Segments We’re Operating at Online Technologies Healthcare Rev: $2.6M, 50.03%, TAM: $356B 27.02%, TAM: $16B EV & Micro Mobility 100%, TAM: $827M 19.9%, TAM: $108B Rev: $40M, 34.58%, TAM: $345B TAM: $10.7B Rev: $1.3M, 47.69%, TAM: $15.7B 37.03%, TAM: $19.5B Medigus % of holding as of December 13th, 2021

Wireless Charging System

What's the Market Gap / Opportunity?

- Number of electric cars sold is expected to grow to 26.9M by year 2030
- The International Energy Agency forecasts that as many as 30 million public chargers would be needed to serve regular passenger vehicles – a number 50 times in excess of today's
- The market currently relies on one solution only- cable charging, the industry is in search for new cutting edge technologies to close the "Energetic Gap"

EVs Units Sold [M]

Source: IEA report, MarketandMarkets, Capgemini Invent, 2019


27
740%
Increase
3.2
2019
2030

Our Solution: Facts & Figures Medigus' holdings 100% Charging efficiency of 93% Robot Accuracy 3mm Autonomous Charging System Charging Robotics (Medigus’ wholly owned subsidiary) is out to change the way Electric Vehicles are charged Charging Robotics develops a robotic platform for charging vehicles in a wireless and automatic manner No more plugs, No more cables, No more searching for a parking spot with a charger . At the heart of the technology is a wireless power transfer module that uses resonance coils to transfer energy wirelessly from the robot to the vehicle .

Our Solution: Autonomous Charging System The robotic platform is small enough to fit under the vehicle, it automatically positions itself for maximum efficiency charging and returns to its docking station at the end of the charging operation . In July 2021 , Charging Robotics has concluded a proof of concept, successfully demonstrating the capabilities of its electric vehicle wireless charging robot .

EV and Wireless Charging Joint Venture

What’s the Market Gap / Opportunity? The last mile problem/ challenge : Last mile is a term used in logistics planning to describe the last leg of a journey This leg is comprising the movement of goods from a transportation hub to a final destination The last mile describes the difficult last part in the transportation of packages from hubs to final destinations First mile Last mile Trip Source: Wikipedia

Revoltz is a joint venture between Medigus, through its wholly owned subsidiary, Charging Robotics Ltd., and Revoltz’ founders, a privately held company that designs and develops electric micro - mobility vehicles Revoltz’ focus is developing EVs to meet the demands of commercial users and mission - specific designs, including full workday single charge, heavy - duty and rigid operations, Hop - on - Hop - off modes, off - road travel and a low cost of operation Revoltz’ Model One - micromobility vehicle for last mile and food delivery: > first of it’s kind cargo e - scooter > full day of work in one charge > robust and compact design > perfect last mile delivery > low operational costs EV Micro - Mobility Vehicles

The Main Market Segments We’re Operating at Online Technologies Rev: $2.6M, 50.03%, TAM: $356B EV & Micro Mobility 100%, TAM: $827M 19.9%, TAM: $108B Rev: $40M, 34.58%, TAM: $345B TAM: $10.7B Rev: $1.3M, 47.69%, TAM: $15.7B Healthcare 27.02%, TAM: $16B 37.03%, TAM: $19.5B Medigus % of holding as of December 13th, 2021

OTCQB: SCTC

MEDIGUS

World's Smallest Cameras

As cameras become smaller and more accessible, the incorporation of innovative visualization technologies has increased across industries.

High Resolution
With brilliant image quality

Extremely Lightweight
Down to 0.04g per camera

Waterproof

Wired
Up to 30m

Size
Down to 1mm outer diameter

Close Minimal Focus
Distance down to 2mm

RF Protected

Wireless
Zero latency

Extreme Resistance
- Extreme temperature (-127°C to 100°C)
- Vibrations
- Vacuum
- Radiation

Facts & Figures

27.02%
Medigus' holdings

2019
Scoutcam was founded operates state-of-the-art production facilities

7/8
ISO cleanrooms

1
Micro accuracy testing capabilities

Proprietary Technologies All - inclusive, in - house technology Components Micro CMOS Sensors Optics Design Video Processors Additions Illumination Long Lightweight Cables Ultrasound Option Integrations Endoscopes & Borescopes Task Specific Tools High Resistant Options

Wireless Charging System

What’s the Market Gap / Opportunity? Nasal Viral Infections include corona virus, Influenza and other common cold infections Allergic Rhinits is caused by airborne pollen, spores and dust Vaccines provides narrow protection against specific targets COVID - 19 pandemic is also a driving force for this market creating a global recognition and need for prevention and not just treatment solutions Global influenza treatment (all types) market will reach $1,371 billion by 2030, growing by 3.8% annually over 2020 - 2030 Driven by rising incidences of influenza, growing awareness and need for new drugs and treatment across the globe

Protecting Against Biological Threats A clinical development biotech company specializing in the development of innovative nasal gels to provide preventative treatment against a wide range of biological assaults, such as viruses, including COVID - 19 and influenza, as well as allergens and other airborne pathogens . Polyrizon’s proprietary Capture and Contain TM (C&C) hydrogel platform, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and forms a thin protective shield containment barrier in the nasal cavity to prevent infection . Prof of concept : Recent pre - clinical studies by Polyrizon demonstrated the impact of the C&C product line that was capable to provide a barrier against allergens and a variety of different respiratory viruses such as cold, flu and COVID - 19

Not Protected Respiratory Viruses Respiratory Viruses C&C Œ protection Protected by C&C Œ Viruses reach nasal epithelia Result in viral infection Source: Company’s data, , Pic credit: Patrick J. Lynch, medical illustrator; C. Carl Jaffe, MD, cardiologist. https://creativecommons.org/licenses/by/2.5/,via Wikimedia Commons, changes made: viruses were added and “Gold protection shapes were added Preventative treatment Protection against broad spectrum of biological threats Nasal spray topical administration – no injections Safe and Easy to use

Medigus Ultrasonic Surgical Endostapler

MUSE TM System Comprehensive endoscopic, FDA approved, device that incorporates the latest technological advancements to deliver a more patient - friendly option for Transoral Fundoplication (TF) for the treatment of gastroesophageal reflux disease (GERD) Dozens of patents worldwide $3 million Licensing and Sales Agreement with Shanghai Golden Grand - Medical Instruments Ltd. for exclusive license in China, Hong Kong, Taiwan and Macao. Available via out - licensing agreements - working on new partners through similar MUSE Œ system licensing and sale agreements in additional territories worldwide.

Focused Strategy on High - End Technology Solid financial structure with attractive business model - no debt and more than $29 million in cash and equivalents High capabilities in identify opportunities The ability to act fast, structure deals and execute them Proven success in turning an IP / innovative technologies to valuable assets In depth involvement at the company's projects, providing them with great resources and vast management experience Why MEDIGUS

Thank you NASDAQ: MDGS www.medigus.com @Medigus3 www.linkedin.com/company/medigus/